UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities
Exchange Act of 1934, or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.
Commission File Number 0-8679
BAYLAKE CORP.
(Exact name of registrant as specified in its charter)
217 North Fourth Avenue
Sturgeon Bay, Wisconsin 54235
920-743-5551
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
10.00% Cumulative Trust Preferred Securities of Baylake Capital Trust I,
Stated Value $10.00
10.00% Subordinated Debentures of Baylake Corp.
Guarantee of Baylake Corp. with respect to Preferred Securities
(Title of each class of securities covered by this Form)
Common Stock, $5.00 par value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or
15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date:

10.00% Cumulative Preferred Securities of Baylake Capital Trust I,
Stated Value $10.00:	0
10.00% Subordinated Debentures of Baylake Corp.:	0
Guarantee of Baylake Corp. with respect to Preferred Securities:	0

     Pursuant to the requirements of the Securities Exchange Act of 1934, Baylake Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: April 6, 2006

/s/ Steven D. Jennerjohn
By: Steven D. Jennerjohn, Chief Financial Officer